October 11, 2013

Mara L. Ransom
Daniel Leslie
Lilyanna Peyser
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	808 Renewable Energy Corporation Amendment No. 3 to Registration Statement on Form S-1 Filed March 18, 2013 File No. 333-184319

Ladies and Gentlemen:

We are counsel to 808 Renewable Energy Corporation, a Nevada corporation (the “Company”), and are addressing and delivering this letter to you on the Company’s behalf. The Company has revised Amendment No. 3 to the Registration Statement on Form S-1 filed March 18, 2013 (file No. 333-184319) (the “Registration Statement”) to address each of the comments set forth in the staff’s comment letter dated March 26, 2013. Set forth below are each of the staff’s comments (in bold) to Amendment No. 3 to the Registration Statement and the Company’s responses thereto. In relation thereto, the Company is filing with you concurrently with this letter Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which contains the revisions made to Amendment No. 3 to the Registration Statement pursuant to the staff’s comments. A copy of Amendment No. 4 marked to show all changes is attached hereto for your convenience.

Description of Business

1.           You sometimes indicate that you have six operational units (for example, on page 20) and sometimes indicate that you have seven operational units (for example, on pages 17 and 25). Please revise your disclosure so that it is consistent and accurate.

The Company has revised the disclosure throughout Amendment No. 4 to reflect that the Company has six CHP plants (five Office Building CHP plants and the Pacific Clay CHP plant) operating as of the date of Amendment No. 4 and as of June 30, 2013 and had seven CHP plants operating as of December 31, 2012. The maximum total number of CHP plants that the Company operated in 2012 was seven.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 11, 2013

Our Growth Strategy, page 18

Combined Heat and Power Solutions, page 18

2.           We note your response to comment 4 in our letter dated February 7, 2013. It appears that the statements supported by the Oak Ridge National Laboratory report are largely direct quotations from the report; please indicate that that is the case by utilizing quotation marks as appropriate. In addition, please revise the reference to the report on page 19, or otherwise revise your disclosure in this section as necessary, to clarify which specific statements are attributable to the report.

The Company has revised Amendment No. 4 to indicate which statements were direct quotations of the report by placing quotation marks where appropriate and to reference the page number of the report where such statements appear. The Company also has revised Amendment No. 4 to clarify which statements are attributable to the report.

Office Building CHP Plants, page 22

3.           We note your response to comment 5 in our letter dated February 7, 2013, as well as the additional disclosure you have made within note 2 on pages F-8 and F-26 to your consolidated financial statements regarding your analysis of the contract. As the contract is for the physical delivery of natural gas, we remain unclear why net settlement criteria have not been met either through a market mechanism or the asset physically delivered being readily convertible to cash. Refer to ASC 815-10-15-99. It appears that the contract is a derivative as defined within ASC 815-10-15-83 as the natural gas within the contract appears to be readily convertible to cash or traded in a market. Please further explain or revise the related disclosure.

If you considered the contract to be a derivative but applied the normal purchases and normal sales scope exception within ASC 815 so as not to apply derivative accounting, please revise to clarify this fact and advise us. Also, please confirm that you contemporaneously documented your election of the normal purchases and normal sales scope exception at contract inception. Refer to ASC 815-10-15-23, ASC 815-10-15-25(d) and ASC 815-10-15-37 through ASC 815-10-15-39.

Lastly, you state within note 2 that you analyze any long term purchase contracts to determine that they are not derivatives. Please confirm our understanding that your analysis is to determine whether the contracts qualify as derivatives as opposed to determine that they are not derivatives, and revise as necessary.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 11, 2013

The Company has revised Amendment No. 4 to reflect that, although the agreement to purchase natural gas would otherwise be considered a derivative, the Company determined that it was exempt from derivative accounting under the normal purchases and sales exception, and therefore the Company does not account for this supply agreement using “fair value” requirements. The Company also confirms that the Company made and documented such determination at the contract’s inception. The Company confirms to the staff that the Company analyzes its gas supply agreements to determine whether each qualifies as a derivative and has corrected the disclosure accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page

4.           Please revise to provide a more robust discussion covering the drivers along with their quantified impacts behind the significant changes in categories of expenses within your statements of operations, such as the changes in interest expense as well as other general and administrative expenses. Your analysis should provide your readers with better insight into the underlying reasons behind the changes in your results. Refer to the guidance in Item 303 of Regulation S-K and SEC Release No. 33-8350.

The Company has provided additional discussion regarding the significant changes in expenses in the consolidated statement of operations and has quantified their respective impacts on the financial statements for the six months ended June 30, 2013 and 2012 and the fiscal years ended 2012 and 2011.

Certain Relationships and Related party Transactions, page 42

5.           Please disclose any consulting fees paid to 808 Investments, LLC during the fiscal year ended 2012. Please refer to Item 404 of Regulation S-K.

The Company has revised Amendment No. 4 to disclose all fees paid to 808 Investments during the fiscal year ended 2012.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 11, 2013

6.           We note your response to comment 11 in our letter dated February 7, 2013 as well as the revisions to your disclosure. Please further revise your disclosure under this heading to describe the issuance of 3,995,058 units of Energy 3 as described in Note 10 on page F-34.

The issuance of units of Energy 3 formerly referred to in Note 10 appeared in the Notes to the financial statements for the year ended December 31, 2010. Because the financial statements for such period have been eliminated, the Company believes that the comment is no longer relevant. Moreover, such disclosure was not appropriate in the discussion of related party transactions since there were no similar transactions that occurred in 2013, 2012 and 2011.

Statements of Operations, page F-21

7.           We note your response to comment 14 in our letter dated February 7, 2013. Please clearly label each financial statement line item that you have adjusted as “restated.” For example, you have modified basic and diluted net loss per common share on page F-21, but have not indicated these amounts were restated.

The Company believes that this comment is no longer relevant. Amendment No. 4 now includes the audited financial statements for the years ended December 31, 2012 and 2011 and the unaudited financial statements for the six months ended June 30, 2013 and 2012. All of the line items previously restated were for prior periods, and therefore labeling such items as “restated” would be inappropriate and confusing given that they are not restated in Amendment No. 4.

Statements of Cash Flows, page F-23

8.           We note your response to comment 16 in our letter dated February 7, 2013, and are reissuing our comment. You state on page F-36 that during the year ended December 31, 2010 you raised $2,632,763 by issuing units of Energy 3, LLC and that part of those monies raised, amounting to $1,144,766, was received directly by a related party, and that these amounts were netted against amounts owed to the related party. It appears that you issued equity units for cash, and a portion of that cash was directed to a related party that was used to settle previously existing obligations. If this is true, we believe you should reflect these proceeds on the face of the cash flow statements rather than as a supplemental non-cash transaction disclosure.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 11, 2013

The Company agrees that the amounts received by a related party in connection with the sale of the Energy 3 units should have been reflected on the face of the cash flow statements rather than as a supplemental non-cash transaction. This transaction occurred in 2010, and because the financial statements for the year ended December 31, 2010 are no longer presented in Amendment No. 4 the Company believes this comment is no longer applicable. The Company confirms that no similar transactions occurred in 2011 or 2012 and through June 30, 2013 and that the Company has properly reported its cash flow transactions occurring in those periods.

Note 12. Stockholders’ Equity, page F-37

9.           We note your response to comment 18 in our letter dated February 7, 2013. We also note your disclosure on page 43 regarding your consulting arrangement with 808 Investments, LLC, and that during 2011 you paid consulting fees of $1,090,090. We have the following questions:

•
Please explain in further detail what the $1,090,090 of commissions you disclose on page F-37 consist of and whether they are specific incremental costs directly attributable to the Series B preferred stock offering as opposed to salaries or other general and administrative expenses. Refer to SAB Topic 5.A.

The amounts paid to 808 Investments, LLC were commissions for the sale of the securities and therefore are specific costs directly attributable to the Series B preferred stock. These payments were not attributable to salaries or to other general and administrative expenses.

•
We note that the amount of consulting fees you disclosed as being paid to 808 Investments, LLC during 2011 of $1,090,090 for daily operations is the same amount as the commissions attributable to the 2011 offering of 3,529,460 shares of Series B preferred stock on page F-37. Please tell us if these separate disclosures are referring to the same fees. If so, explain to us the appropriateness under GAAP in treating these fees as offering costs.

The Company has revised the description of these payments to reflect that they were solely commissions paid in connection with the sale of the Series B preferred stock and not as compensation for any other consulting services. See pages 43 and F-12.  The Company believes that these payments have been appropriately treated as expenses of the offering.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 11, 2013

•	Please tell us where the consulting fees paid to 808 Investments, LLC you disclose on page 43 are reflected in your financial statements for all reporting periods presented.

The disclosure referred to has been revised to reflect that these payments are for commissions paid in connection with the sale of securities and are reflected in the balance sheets as reductions of additional paid in capital.

The Company and its management acknowledge their responsibility for the accuracy and adequacy of the disclosures they have made in the Registration Statement. The Company also acknowledges your requirements with respect to a request for acceleration.

Please contact the undersigned if you have further questions or comments regarding the Registration Statement as amended by Amendment No. 4.

Thank you.

Very truly yours,

/ s / Christopher A. Wilson

Christopher A. Wilson, Esq.